UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2013
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Chase Packaging Corporation
Full Name of Registrant

Former Name if Applicable

636 River Road
Address of Principal Executive Office (Street and Number)

Fair Haven, NJ 07704
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Chase Packaging Corporation (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013 (the “Third Quarter 2013 Form 10-Q”) within the prescribed time period without unreasonable effort and expense.  As previously reported, the Company is unable to file its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2013 (the “First Quarter 2013 Form 10-Q”) and June 30, 2013 (the “Second Quarter 2013 Form 10-Q”) and its Annual Report on Form 10-K for the year ended December 31, 2012 (the “2012 Form 10-K”) because the Company needs additional time to continue to review the Company’s financial statements and disclosures to be contained in these reports, as unanticipated delays arose in connection with the preparation of the Company’s financial statements and disclosures.  Since the Company has not filed the First Quarter 2013 Form 10-Q, the Second Quarter 2013 Form 10-Q nor the 2012 Form 10-K to date, it is unable to file the Third Quarter 2013 Form 10-Q at this time.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Ann C. W. Green	(732)	741-1500
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☐ Yes ☒ No
	Form 10-K for the fiscal year ended December 31, 2012
	Form 10-Q for the quarterly period ended March 31, 2013
	Form 10-Q for the quarterly period ended June 30, 2013
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward-Looking Statements

This Notification on Form 12b-25 contains forward-looking statements, including statements regarding the Company’s financial results for the quarterly period ended September 30, 2013.  These statements are based on current expectations as of the date of this filing and involve a number of risks and uncertainties, which may cause actual results to differ from such estimates.  The risks include, but are not limited to, unanticipated significant changes in results of operations from results of operations for the quarterly period ended September 30, 2013 as compared to the quarterly period ended September 30, 2012.

Chase Packaging Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 12, 2013	By:	/s/ Ann C.W. Green
			Name:	Ann C.W. Green
			Title:	Chief Financial Officer and Assistant Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).